SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2019
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Senior Executive Vice President and
Chief Financial Officer

Date: April 26, 2019

Financial Statements and Consolidated Financial Results
for the Fiscal Year Ended March 31, 2019
And
Outlook for the Fiscal Year Ending March 31, 2020

April 26, 2019
Sony Corporation

Financial Statements (Unaudited)	F-1

Consolidated Balance Sheets	F-1
Consolidated Statements of Income (Fiscal year ended March 31)	F-2
Consolidated Statements of Comprehensive Income (Fiscal year ended March 31)	F-2
Consolidated Statements of Income (Three months ended March 31)	F-3
Consolidated Statements of Comprehensive Income (Three months ended March 31)	F-3
Consolidated Statements of Changes in Stockholders' Equity	F-4
Consolidated Statements of Cash Flows	F-5
Notes to Consolidated Financial Statements	F-6
-Business Segment Information	F-6
-Going Concern Assumption	F-13
-Accounting Policies and Other Information	F-13

Consolidated Results for the Fiscal Year Ended March 31, 2019	1

Outlook for the Fiscal Year Ending March 31, 2020	4

Business Segment Information (Consolidated Results for the Fiscal year ended March 31, 2019 and Outlook for the Fiscal year ending March 31, 2020)	5

Basic Views on Selection of Accounting Standards	10

All amounts are presented on the basis of Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”).

Sony Corporation and its consolidated subsidiaries are together referred to as “Sony”.

(Unaudited)
Consolidated Financial Statements
Consolidated Balance Sheets
	(Millions of yen)
	March 31	March 31	Changes from
ASSETS	2018	2019	March 31, 2018
Current assets:
Cash and cash equivalents	¥1,586,329	¥1,470,073		¥-116,256
Marketable securities	1,176,601	1,324,538		+147,937
Notes and accounts receivable, trade and contract assets	1,061,442	1,091,242		+29,800
Allowance for doubtful accounts	(48,663)	(25,440)		+23,223
Inventories	692,937	653,278		-39,659
Other receivables	190,706	223,620		+32,914
Prepaid expenses and other current assets	516,744	509,301		-7,443
Total current assets	5,176,096	5,246,612		+70,516
Film costs	327,645	409,005		+81,360

Investments and advances:
Affiliated companies	157,389	163,365		+5,976
Securities investments and other	10,598,669	11,561,286		+962,617
	10,756,058	11,724,651		+968,593
Property, plant and equipment:
Land	84,358	83,992		-366
Buildings	655,434	664,157		+8,723
Machinery and equipment	1,798,722	1,585,382		-213,340
Construction in progress	38,295	39,208		+913
	2,576,809	2,372,739		-204,070
Less-Accumulated depreciation	1,837,339	1,595,686		-241,653
	739,470	777,053		+37,583
Other assets:
Intangibles, net	527,168	917,966		+390,798
Goodwill	530,492	768,552		+238,060
Deferred insurance acquisition costs	586,670	595,265		+8,595
Deferred income taxes	96,772	202,486		+105,714
Other	325,167	339,996		+14,829
	2,066,269	2,824,265		+757,996
Total assets	¥19,065,538	¥20,981,586	¥	+1,916,048

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥496,093	¥618,618	¥	+122,525
Current portion of long-term debt	225,522	172,461		-53,061
Notes and accounts payable, trade	468,550	492,124		+23,574
Accounts payable, other and accrued expenses	1,514,433	1,693,048		+178,615
Accrued income and other taxes	145,905	135,226		-10,679
Deposits from customers in the banking business	2,159,246	2,302,314		+143,068
Other	610,792	666,024		+55,232
Total current liabilities	5,620,541	6,079,815		+459,274
Long-term debt	623,451	568,372		-55,079
Accrued pension and severance costs	394,504	384,232		-10,272
Deferred income taxes	449,863	531,421		+81,558
Future insurance policy benefits and other	5,221,772	5,642,671		+420,899
Policyholders’ account in the life insurance business	2,820,702	3,048,202		+227,500
Other	278,338	281,382		+3,044
Total liabilities	15,409,171	16,536,095		+1,126,924

Redeemable noncontrolling interest	9,210	8,801		-409
Equity:
Sony Corporation’s stockholders’ equity:
Common stock	865,678	874,291		+8,613
Additional paid-in capital	1,282,577	1,266,874		-15,703
Retained earnings	1,440,387	2,320,586		+880,199
Accumulated other comprehensive income	(616,746)	(610,670)		+6,076
Treasury stock, at cost	(4,530)	(104,704)		-100,174
	2,967,366	3,746,377		+779,011
Noncontrolling interests	679,791	690,313		+10,522
Total equity	3,647,157	4,436,690		+789,533
Total liabilities and equity	¥19,065,538	¥20,981,586	¥	+1,916,048

Consolidated Statements of Income
	(Millions of yen, except per share amounts)
	Fiscal year ended March 31
	2018	2019	Change
Sales and operating revenue:
Net sales	¥7,231,613	¥7,306,235	¥	+74,622
Financial services revenue	1,221,235	1,274,708		+53,473
Other operating revenue	91,134	84,744		-6,390
	8,543,982	8,665,687		+121,705

Costs and expenses:
Cost of sales	5,188,259	5,150,750		-37,509
Selling, general and administrative	1,583,197	1,576,825		-6,372
Financial services expenses	1,042,163	1,112,446		+70,283
Other operating (income) expense, net	4,072	(71,568)		-75,640
	7,817,691	7,768,453		-49,238

Equity in net income (loss) of affiliated companies	8,569	(2,999)		-11,568

Operating income	734,860	894,235		+159,375

Other income:
Interest and dividends	19,784	21,618		+1,834
Gain on sale of securities investments, net	1,517	–		-1,517
Gain on equity securities, net	–	118,677		+118,677
Other	2,427	4,440		+2,013
	23,728	144,735		+121,007

Other expenses:
Interest expenses	13,566	12,467		-1,099
Loss on devaluation of securities investments	4,955	–		-4,955
Foreign exchange loss, net	30,634	11,279		-19,355
Other	10,384	3,576		-6,808
	59,539	27,322		-32,217

Income before income taxes	699,049	1,011,648		+312,599

Income taxes	151,770	45,098		-106,672
Net income	547,279	966,550		+419,271

Less - Net income attributable to noncontrolling interests	56,485	50,279		-6,206

Net income attributable to Sony Corporation’s stockholders	¥490,794	¥916,271	¥	+425,477

Per share data:
Net income attributable to Sony Corporation’s stockholders
— Basic	¥388.32	¥723.41	¥	+335.09
— Diluted	379.75	707.74		+327.99

Consolidated Statements of Comprehensive Income
	(Millions of yen)
	Fiscal year ended March 31
	2018	2019	Change

Net income	¥547,279	¥966,550	¥	+419,271

Other comprehensive income, net of tax –
Unrealized gains on securities	1,070	33,285		+32,215
Unrealized gains (losses) on derivative instruments	(1,184)	1,223		+2,407
Pension liability adjustment	12,390	(13,960)		-26,350
Foreign currency translation adjustments	(6,335)	8,444		+14,779
Total comprehensive income	553,220	995,542		+442,322

Less - Comprehensive income attributable to noncontrolling interests	60,403	57,669		-2,734

Comprehensive income attributable to Sony Corporation’s stockholders	¥492,817	¥937,873	¥	+445,056

Consolidated Statements of Income
	(Millions of yen, except per share amounts)
	Three months ended March 31
	2018	2019	Change
Sales and operating revenue:
Net sales	¥1,658,340	¥1,674,178	¥	+15,838
Financial services revenue	270,943	428,345		+157,402
Other operating revenue	21,738	24,975		+3,237
	1,951,021	2,127,498		+176,477

Costs and expenses:
Cost of sales	1,230,559	1,234,143		+3,584
Selling, general and administrative	424,007	399,910		-24,097
Financial services expenses	231,196	384,200		+153,004
Other operating expense, net	44,203	28,183		-16,020
	1,929,965	2,046,436		+116,471

Equity in net income of affiliated companies	1,128	1,668		+540

Operating income	22,184	82,730		+60,546

Other income:
Interest and dividends	3,228	5,877		+2,649
Gain on sale of securities investments, net	38	–		-38
Gain on equity securities, net	–	38,740		+38,740
Other	(102)	319		+421
	3,164	44,936		+41,772
Other expenses:
Interest	2,784	1,763		-1,021
Loss on devaluation of securities investments	3,152	–		-3,152
Foreign exchange loss, net	5,480	12,453		+6,973
Other	5,461	816		-4,645
	16,877	15,032		-1,845

Income before income taxes	8,471	112,634		+104,163

Income taxes	13,289	11,331		-1,958

Net income (loss)	(4,818)	101,303		+106,121

Less - Net income attributable to noncontrolling interests	12,008	13,442		+1,434

Net income (loss) attributable to Sony Corporation’s stockholders	¥(16,826)	¥87,861	¥	+104,687

Per share data:
Net income (loss) attributable to Sony Corporation’s stockholders
— Basic	¥(13.30)	¥69.68	¥	+82.98
— Diluted	(13.30)	68.23		+81.53

Consolidated Statements of Comprehensive Income
	(Millions of yen)
	Three months ended March 31
	2018	2019	Change

Net income (loss)	¥(4,818)	¥101,303	¥	+106,121

Other comprehensive income, net of tax –
Unrealized gains (losses) on securities	(5,960)	29,365		+35,325
Unrealized losses on derivative instruments	(1,334)	(18)		+1,316
Pension liability adjustment	5,381	(21,045)		-26,426
Foreign currency translation adjustments	(40,077)	4,139		+44,216

Total comprehensive income (loss)	(46,808)	113,744		+160,552

Less - Comprehensive income attributable to noncontrolling interests	11,444	23,804		+12,360

Comprehensive income (loss) attributable to Sony Corporation’s stockholders	¥(58,252)	¥89,940	¥	+148,192

Consolidated Statements of Changes in Stockholders' Equity
							(Millions of yen)
	Common stock	Additional paid- in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2017	¥860,645	¥1,275,337	¥984,368	¥(618,769)	¥(4,335)	¥2,497,246	¥638,176	¥3,135,422
Issuance of new shares	488	488				976		976
Exercise of stock acquisition rights	4,533	4,532				9,065		9,065
Conversion of convertible bonds	12	12				24		24
Stock based compensation		3,160				3,160		3,160

Comprehensive income:
Net income			490,794			490,794	56,485	547,279
Other comprehensive income, net of tax
Unrealized gains (losses) on securities				(444)		(444)	1,514	1,070
Unrealized losses on derivative instruments				(1,184)		(1,184)		(1,184)
Pension liability adjustment				12,292		12,292	98	12,390
Foreign currency translation adjustments				(8,641)		(8,641)	2,306	(6,335)
Total comprehensive income						492,817	60,403	553,220

Stock issue costs, net of tax		(879)				(879)		(879)
Dividends declared			(34,775)			(34,775)	(14,361)	(49,136)
Purchase of treasury stock					(199)	(199)		(199)
Reissuance of treasury stock		0			4	4		4

Transactions with noncontrolling interests shareholders and other		(73)				(73)	(4,427)	(4,500)
Balance at March 31, 2018	¥865,678	¥1,282,577	¥1,440,387	¥(616,746)	(4,530)	2,967,366	679,791	3,647,157

							(Millions of yen)
	Common stock	Additional paid- in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2018	¥865,678	¥1,282,577	¥1,440,387	¥(616,746)	¥(4,530)	¥2,967,366	¥679,791	¥3,647,157
Cumulative effect of newly adopted ASUs			7,976	(15,526)		(7,550)	5,432	(2,118)
Issuance of new shares	431	431				862		862
Exercise of stock acquisition rights	8,174	8,174				16,348		16,348
Conversion of convertible bonds	8	8				16		16
Stock based compensation		1,159				1,159		1,159

Comprehensive income:
Net income			916,271			916,271	50,279	966,550
Other comprehensive income, net of tax
Unrealized gains on securities				24,370		24,370	8,915	33,285
Unrealized gains on derivative instruments				1,223		1,223		1,223
Pension liability adjustment				(14,013)		(14,013)	53	(13,960)
Foreign currency translation adjustments				10,022		10,022	(1,578)	8,444
Total comprehensive income						937,873	57,669	995,542

Stock issue costs, net of tax		(147)				(147)		(147)
Dividends declared			(44,048)			(44,048)	(28,961)	(73,009)
Purchase of treasury stock					(100,177)	(100,177)		(100,177)
Reissuance of treasury stock		1			3	4		4
Transactions with noncontrolling interests shareholders and other		(25,329)				(25,329)	(23,618)	(48,947)
Balance at March 31, 2019	¥874,291	1,266,874	2,320,586	(610,670)	(104,704)	3,746,377	690,313	4,436,690

In July 2018, Sony Corporation of America acquired from the Estate of Michael Jackson (the “Estate”) the 25.1% interest in Nile Acquisition LLC (“Nile”) held by the Estate.   A total of 287.5 million U.S. dollars was paid to the Estate for the acquisition, which payment also includes reimbursement of various expenses and costs related to the acquisition.   The difference between cash consideration paid of 287.5 million U.S. dollars and the carrying amount of the noncontrolling interests was recognized as a decrease to additional paid-in capital of 295.9 million U.S. dollars. As a result of the acquisition, Nile became a wholly-owned subsidiary of Sony.

Consolidated Statements of Cash Flows
	(Millions of yen)
	Fiscal year ended March 31
	2018	2019
Cash flows from operating activities:
Net income	¥547,279	¥966,550
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization, including amortization of deferred insurance acquisition costs and contract costs	361,444	374,026
Amortization of film costs	359,274	348,493
Accrual for pension and severance costs, less payments	4,113	(33,631)
Other operating (income) expense, net	4,072	(71,568)
(Gain) loss on securities investments, net (other than financial services business)	3,438	(118,630)
Gain on marketable securities and securities investments held in the financial services business, net	(47,119)	(66,383)
Deferred income taxes	24,085	(121,650)
Equity in net (income) loss of affiliated companies, net of dividends	(2,956)	7,947
Changes in assets and liabilities:
(Increase) decrease in notes, accounts receivable, trade and contract assets	(80,004)	1,144
(Increase) decrease in inventories	(51,508)	30,455
Increase in film costs	(362,496)	(410,994)
Increase (decrease) in notes and accounts payable, trade	(87,939)	18,534
Increase (decrease) in accrued income and other taxes	29,181	(20,039)
Increase in future insurance policy benefits and other	495,419	544,179
Increase in deferred insurance acquisition costs	(86,779)	(88,807)
Increase in marketable securities held in the life insurance business	(89,797)	(64,034)
Decrease in other current assets	3,776	16,576
Increase in other current liabilities	151,805	56,723
Other	78,683	(110,153)
Net cash provided by operating activities	1,253,971	1,258,738

Cash flows from investing activities:
Payments for purchases of fixed assets	(262,989)	(312,644)
Proceeds from sales of fixed assets	60,599	17,585
Payments for investments and advances by financial services business	(963,210)	(1,078,250)
Payments for investments and advances (other than financial services business)	(13,801)	(53,525)
Proceeds from sales or return of investments and collections of advances by financial services business	317,159	309,498
Proceeds from sales or return of investments and collections of advances (other than financial services business)	6,596	2,442
Payment for EMI Music Publishing acquisition, net of cash acquired	–	(244,197)
Proceeds from sales of businesses	44,624	–
Proceeds related to sales of Spotify Technology S.A. Shares	–	82,467
Other	(12,046)	(30,821)
Net cash used in investing activities	(823,068)	(1,307,445)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	125,092	94,351
Payments of long-term debt	(44,561)	(382,671)
Increase in short-term borrowings, net	35,145	123,979
Increase in deposits from customers in the financial services business, net	169,479	246,945
Dividends paid	(28,490)	(38,067)
Payments for purchase of treasury stock	(198)	(100,177)
Payment for purchase of Nile Acquisition LLC shares from noncontrolling interests	–	(32,041)
Other	(10,011)	(35,203)
Net cash provided by (used in) financing activities	246,456	(122,884)

Effect of exchange rate changes on cash and cash equivalents, including restricted	(53,044)	52,465

Net increase (decrease) in cash and cash equivalents, including restricted	624,315	(119,126)
Cash and cash equivalents, including restricted, at beginning of the fiscal year	968,624	1,592,939

Cash and cash equivalents, including restricted, at end of the fiscal year	1,592,939	1,473,813

Less - restricted cash and cash equivalents, included in other current assets and other assets	6,610	3,740
Cash and cash equivalents at end of the fiscal year	¥1,586,329	¥1,470,073

Notes to Consolidated Financial Statements
Business Segment Information
(Business Segments)
	(Millions of yen)
	Fiscal year ended March 31
Sales and operating revenue	2018	2019	Change
Game & Network Services
Customers	¥1,848,298	¥2,224,622	¥	+376,324
Intersegment	95,514	86,250		-9,264
Total	1,943,812	2,310,872		+367,060

Music
Customers	784,792	795,025		+10,233
Intersegment	15,203	12,464		-2,739
Total	799,995	807,489		+7,494

Pictures
Customers	1,010,173	985,270		-24,903
Intersegment	894	1,603		+709
Total	1,011,067	986,873		-24,194

Home Entertainment & Sound
Customers	1,221,734	1,154,533		-67,201
Intersegment	999	878		-121
Total	1,222,733	1,155,411		-67,322

Imaging Products & Solutions
Customers	647,163	661,304		+14,141
Intersegment	8,729	9,146		+417
Total	655,892	670,450		+14,558

Mobile Communications
Customers	713,916	487,330		-226,586
Intersegment	9,826	10,670		+844
Total	723,742	498,000		-225,742

Semiconductors
Customers	726,892	770,622		+43,730
Intersegment	123,118	108,708		-14,410
Total	850,010	879,330		+29,320

Financial Services
Customers	1,221,235	1,274,708		+53,473
Intersegment	7,142	7,831		+689
Total	1,228,377	1,282,539		+54,162

All Other
Customers	351,527	299,806		-51,721
Intersegment	55,647	45,931		-9,716
Total	407,174	345,737		-61,437

Corporate and elimination	(298,820)	(271,014)		+27,806
Consolidated total	¥8,543,982	¥8,665,687		+121,705

Game & Network Services (“G&NS”) intersegment amounts primarily consist of transactions with All Other.
Semiconductors intersegment amounts primarily consist of transactions with the G&NS segment, the Imaging Products & Solutions (“IP&S”) segment and the Mobile Communications (“MC”) segment.
All Other intersegment amounts primarily consist of transactions with the G&NS segment, the Music segment and the Pictures segment.
Corporate and elimination includes certain brand and patent royalty income.

	(Millions of yen)
	Fiscal year ended March 31
Operating income (loss)	2018	2019	Change

Game & Network Services	¥177,478	¥311,092	¥	+133,614
Music	127,786	232,487		+104,701
Pictures	41,110	54,599		+13,489
Home Entertainment & Sound	85,841	89,669		+3,828
Imaging Products & Solutions	74,924	83,975		+9,051
Mobile Communications	(27,636)	(97,136)		-69,500
Semiconductors	164,023	143,874		-20,149
Financial Services	178,947	161,477		-17,470
All Other	(23,530)	(11,127)		+12,403
Total	798,943	968,910		+169,967
Corporate and elimination	(64,083)	(74,675)		-10,592
Consolidated total	¥734,860	¥894,235	¥	+159,375

Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.
Corporate and elimination includes headquarters restructuring costs and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments.

(Business Segments)
	(Millions of yen)
	Three months ended March 31
Sales and operating revenue	2018	2019	Change

Game & Network Services
Customers	¥429,343	¥479,779	¥	+50,436
Intersegment	15,237	18,314		+3,077
Total	444,580	498,093		+53,513

Music
Customers	202,612	211,736		+9,124
Intersegment	3,816	1,076		-2,740
Total	206,428	212,812		+6,384

Pictures
Customers	300,715	293,682		-7,033
Intersegment	221	502		+281
Total	300,936	294,184		-6,752

Home Entertainment & Sound
Customers	234,895	219,375		-15,520
Intersegment	191	187		-4
Total	235,086	219,562		-15,524

Imaging Products & Solutions
Customers	158,764	151,562		-7,202
Intersegment	3,671	2,802		-869
Total	162,435	154,364		-8,071

Mobile Communications
Customers	149,891	107,112		-42,779
Intersegment	3,080	3,339		+259
Total	152,971	110,451		-42,520

Semiconductors
Customers	142,503	169,556		+27,053
Intersegment	23,953	22,762		-1,191
Total	166,456	192,318		+25,862

Financial Services
Customers	270,943	428,345		+157,402
Intersegment	1,779	1,950		+171
Total	272,722	430,295		+157,573

All Other
Customers	65,220	61,667		-3,553
Intersegment	11,312	10,677		-635
Total	76,532	72,344		-4,188

Corporate and elimination	(67,125)	(56,925)		+10,200
Consolidated total	¥1,951,021	¥2,127,498	¥	+176,477

G&NS intersegment amounts primarily consist of transactions with All Other.
Semiconductors intersegment amounts primarily consist of transactions with the G&NS segment, the IP&S segment and the MC segment.
All Other intersegment amounts primarily consist of transactions with the G&NS segment, the Music segment and the Pictures segment.
Corporate and elimination includes certain brand and patent royalty income.

	(Millions of yen)
	Three months ended March 31
Operating income (loss)	2018	2019	Change

Game & Network Services	¥19,631	¥63,938	¥	+44,307
Music	30,908	21,786		-9,122
Pictures	32,422	27,077		-5,345
Home Entertainment & Sound	(7,342)	347		+7,689
Imaging Products & Solutions	6,868	1,844		-5,024
Mobile Communications	(44,600)	(41,062)		+3,538
Semiconductors	(1,347)	20,299		+21,646
Financial Services	39,838	43,842		+4,004
All Other	(17,526)	(22,567)		-5,041
Total	58,852	115,504		+56,652

Corporate and elimination	(36,668)	(32,774)		+3,894
Consolidated total	¥22,184	¥82,730	¥	+60,546

Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.
Corporate and elimination includes headquarters restructuring costs and certain other corporate expenses, which are not allocated to segments.

(Sales to Customers by Product Category)

The following tables include a breakdown of sales and operating revenue to external customers for certain segments shown in the Business Segment Information on page F-6 and F-7. Sony management views each segment as a single operating segment. However, Sony believes that the breakdown of sales and operating revenue to external customers for the segments in these tables is useful to investors in understanding sales by product category.

	(Millions of yen)
	Fiscal year ended March 31
Sales and operating revenue (to external customers)	2018	2019	Change
Game & Network Services
Digital Software and Add-on Content	¥762,220	¥1,102,231	¥	+340,011
Network Services	270,972	326,524		+55,552
Hardware and Others	815,106	795,867		-19,239
Total	1,848,298	2,224,622		+376,324

Music
Recorded Music	446,960	426,926		-20,034
Music Publishing	74,360	106,666		+32,306
Visual Media and Platform	263,472	261,433		-2,039
Total	784,792	795,025		+10,233

Pictures
Motion Pictures	448,945	436,017		-12,928
Television Productions	289,024	288,816		-208
Media Networks	272,204	260,437		-11,767
Total	1,010,173	985,270		-24,903

Home Entertainment & Sound
Televisions	861,763	788,423		-73,340
Audio and Video	357,194	362,580		+5,386
Other	2,777	3,530		+753
Total	1,221,734	1,154,533		-67,201

Imaging Products & Solutions
Still and Video Cameras	415,318	421,506		+6,188
Other	231,845	239,798		+7,953
Total	647,163	661,304		+14,141

Mobile Communications	713,916	487,330		-226,586

Semiconductors	726,892	770,622		+43,730

Financial Services	1,221,235	1,274,708		+53,473

All Other	351,527	299,806		-51,721

Corporate	18,252	12,467		-5,785
Consolidated total	¥8,543,982	¥8,665,687	¥	+121,705

(Sales to Customers by Product Category)
	(Millions of yen)
	Three months ended March 31
Sales and operating revenue (to external customers)	2018	2019	Change

Game & Network Services
Digital Software and Add-on Content	¥234,946	¥265,116	¥	+30,170
Network Services	79,551	95,283		+15,732
Hardware and Others	114,846	119,380		+4,534
Total	429,343	479,779		+50,436

Music
Recorded Music	109,722	104,374		-5,348
Music Publishing	19,667	35,392		+15,725
Visual Media and Platform	73,223	71,970		-1,253
Total	202,612	211,736		+9,124

Pictures
Motion Pictures	146,940	117,796		-29,144
Television Productions	87,510	110,493		+22,983
Media Networks	66,265	65,393		-872
Total	300,715	293,682		-7,033

Home Entertainment & Sound
Televisions	161,360	145,910		-15,450
Audio and Video	72,530	72,309		-221
Other	1,005	1,156		+151
Total	234,895	219,375		-15,520

Imaging Products & Solutions
Still and Video Cameras	88,956	82,449		-6,507
Other	69,808	69,113		-695
Total	158,764	151,562		-7,202

Mobile Communications	149,891	107,112		-42,779

Semiconductors	142,503	169,556		+27,053

Financial Services	270,943	428,345		+157,402

All Other	65,220	61,667		-3,553

Corporate	(3,865)	4,684		+8,549
Consolidated total	¥1,951,021	¥2,127,498	¥	+176,477

Sony has realigned its product category configuration in the G&NS segment from the fourth quarter of the fiscal year ended March 31, 2019. In connection with the realignment, all prior period sales amounts by product category in the table above have been reclassified to conform to the current presentation.

In the G&NS segment, Digital Software and Add-on Content includes distribution of software titles and add-on contents through network by Sony Interactive Entertainment; Network Services includes network services relating to game, video and music content; Hardware and Others includes home and portable game consoles, packaged software and peripheral devices.  In the Music segment, Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles, including game applications based on the animation titles, and various service offerings for music and visual products.  In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of motion pictures and direct-to-video content; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks worldwide.  In the HE&S segment, Televisions includes LCD and OLED televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones and memory-based portable audio devices.  In the IP&S segment, Still and Video Cameras includes interchangeable lens cameras, compact digital cameras, consumer video cameras and video cameras for broadcast; Other includes display products such as projectors and medical equipment.

(Condensed Financial Services Financial Statements)

The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services. These presentations are not in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which is used by Sony to prepare its consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements. Transactions between the Financial Services segment and Sony without the Financial Services segment, including noncontrolling interests, are included in those respective presentations, then eliminated in the consolidated figures shown below.

Condensed Balance Sheets

	(Millions of yen)
	Financial Services		Sony without Financial Services		Consolidated

	March 31	March 31	March 31	March 31	March 31	March 31
	2018	2019	2018	2019	2018	2019
ASSETS
Current assets:
Cash and cash equivalents	¥393,133	¥509,595	¥1,193,196	¥960,478	¥1,586,329	¥1,470,073
Marketable securities	1,176,601	1,324,538	－	－	1,176,601	1,324,538
Notes and accounts receivable, trade and contract assets	15,612	16,479	1,003,558	1,055,669	1,012,779	1,065,802
Inventories	－	－	692,937	653,278	692,937	653,278
Other receivables	60,819	63,921	130,393	159,758	190,706	223,620
Prepaid expenses and other current assets	137,539	133,214	379,893	376,778	516,744	509,301
Total current assets	1,783,704	2,047,747	3,399,977	3,205,961	5,176,096	5,246,612

Film costs	－	－	327,645	409,005	327,645	409,005

Investments and advances	10,560,933	11,400,938	272,545	399,696	10,756,058	11,724,651

Investments in Financial Services, at cost	－	－	133,514	153,968	－	－

Property, plant and equipment	22,424	22,920	715,760	752,847	739,470	777,053

Other assets:
Intangibles, net	34,622	42,968	492,546	874,998	527,168	917,966
Goodwill	7,225	7,225	523,267	761,327	530,492	768,552
Deferred insurance acquisition costs	586,670	595,265	－	－	586,670	595,265
Deferred income taxes	1,684	3,533	95,088	198,953	96,772	202,486
Other	33,267	32,085	295,650	311,653	325,167	339,996
	663,468	681,076	1,406,551	2,146,931	2,066,269	2,824,265
Total assets	¥13,030,529	¥14,152,681	¥6,255,992	¥7,068,408	¥19,065,538	¥20,981,586

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥433,119	¥564,609	¥288,496	¥226,470	¥721,615	¥791,079
Notes and accounts payable, trade	－	－	468,550	492,124	468,550	492,124
Accounts payable, other and accrued expenses	37,479	40,228	1,477,875	1,653,895	1,514,433	1,693,048
Accrued income and other taxes	19,401	19,655	126,504	115,571	145,905	135,226
Deposits from customers in the banking business	2,159,246	2,302,314	－	－	2,159,246	2,302,314
Other	181,467	197,123	435,996	474,926	610,792	666,024
Total current liabilities	2,830,712	3,123,929	2,797,421	2,962,986	5,620,541	6,079,815

Long-term debt	205,373	235,761	421,817	336,349	623,451	568,372
Accrued pension and severance costs	33,062	33,979	361,442	350,253	394,504	384,232
Deferred income taxes	342,405	355,356	107,458	176,065	449,863	531,421
Future insurance policy benefits and other	5,221,772	5,642,671	－	－	5,221,772	5,642,671
Policyholders’ account in the life insurance business	2,820,702	3,048,202	－	－	2,820,702	3,048,202
Other	17,778	15,488	284,270	288,164	278,338	281,382
Total liabilities	11,471,804	12,455,386	3,972,408	4,113,817	15,409,171	16,536,095

Redeemable noncontrolling interest	－	－	9,210	8,801	9,210	8,801

Equity:
Stockholders’ equity of Financial Services	1,557,062	1,695,563	－	－	－	－
Stockholders’ equity of Sony without Financial Services	－	－	2,173,128	2,850,380	－	－
Sony Corporation’s stockholders’ equity	－	－	－	－	2,967,366	3,746,377
Noncontrolling interests	1,663	1,732	101,246	95,410	679,791	690,313
Total equity	1,558,725	1,697,295	2,274,374	2,945,790	3,647,157	4,436,690
Total liabilities and equity	¥13,030,529	¥14,152,681	¥6,255,992	¥7,068,408	¥19,065,538	¥20,981,586

Condensed Statements of Income

	(Millions of yen)
	Fiscal year ended March 31

	Financial Services		Sony without Financial Services				Consolidated
	2018	2019	2018		2019		2018		2019

Financial services revenue	¥1,228,377	¥1,282,539	¥	－	¥	－		¥1,221,235		¥1,274,708
Net sales and operating revenue	－	－		7,329,755		7,396,401		7,322,747		7,390,979
	1,228,377	1,282,539		7,329,755		7,396,401		8,543,982		8,665,687

Cost of sales	－	－		5,199,748		5,160,284		5,188,259		5,150,750
Selling, general and administrative	－	－		1,578,716		1,572,714		1,583,197		1,576,825
Financial services expenses	1,049,305	1,120,276	－		－			1,042,163		1,112,446
Other operating (income) expense, net	64	104		4,008		(71,672)		4,072		(71,568)
	1,049,369	1,120,380		6,782,472		6,661,326		7,817,691		7,768,453

Equity in net income (loss) of affiliated companies	(61)	(682)		8,630		(2,317)		8,569		(2,999)

Operating income	178,947	161,477		555,913		732,758		734,860		894,235

Other income (expenses), net	－	(73)		(20,738)		133,929		(35,811)		117,413

Income before income taxes	178,947	161,404		535,175		866,687		699,049		1,011,648

Income taxes	51,825	44,763		99,945		335		151,770		45,098

Net Income	127,122	116,641		435,230		866,352		547,279		966,550

Less - Net income attributable to noncontrolling interests	201	235		9,311		8,778		56,485		50,279

Net income of Financial Services	¥126,921	¥116,406	¥	－	¥	－	¥	－	¥	－

Net income of Sony without Financial Services	¥ －	¥ －		¥425,919		¥857,574	¥	－	¥	－

Net income attributable to Sony Corporation's stockholders	¥ －	¥ －	¥	－	¥	－		¥490,794		¥916,271

	Three months ended March 31

	Financial Services		Sony without Financial Services				Consolidated
	2018	2019		2018		2019		2018		2019

Financial services revenue	¥272,722	¥430,295	¥	－	¥	－		¥270,943		¥428,345
Net sales and operating revenue	－	－		1,682,102		1,698,835		1,680,078		1,699,153
	272,722	430,295		1,682,102		1,698,835		1,951,021		2,127,498

Cost of sales	－	－		1,233,348		1,234,482		1,230,559		1,234,143
Selling, general and administrative	－	－		423,241		399,255		424,007		399,910
Financial services expenses	232,975	386,148	－		－			231,196		384,200
Other operating expense, net	30	53		44,173		28,130		44,203		28,183
	233,005	386,201		1,700,762		1,661,867		1,929,965		2,046,436

Equity in net income (loss) of affiliated companies	121	(252)		1,007		1,920		1,128		1,668

Operating income (loss)	39,838	43,842		(17,653)		38,888		22,184		82,730

Other income (expenses), net	－	(18)		(13,713)		29,922		(13,713)		29,904

Income (loss) before income taxes	39,838	43,824		(31,366)		68,810		8,471		112,634

Income taxes	11,775	12,257		1,515		(927)		13,289		11,331

Net Income (loss)	28,063	31,567		(32,881)		69,737		(4,818)		101,303

Less - Net income attributable to noncontrolling interests	62	51		1,558		2,382		12,008		13,442

Net income of Financial Services	¥28,001	¥31,516	¥	－	¥	－	¥	－	¥	－

Net income (loss) of Sony without Financial Services	¥ －	¥ －		¥(34,439)		¥67,355	¥	－	¥	－

Net income (loss) attributable to Sony Corporation's stockholders	¥ －	¥ －	¥	－	¥	－		¥(16,826)		¥87,861

Condensed Statements of Cash Flows

	(Millions of yen)
	Fiscal year ended March 31

	Financial Services		Sony without Financial Services		Consolidated
	2018	2019	2018	2019	2018	2019
Cash flows from operating activities:
Net income (loss)	¥127,122	¥116,641	¥435,230	¥866,352	¥547,279	¥966,550
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation and amortization, including amortization of
deferred insurance acquisition costs and contract costs	79,843	91,179	281,601	282,847	361,444	374,026
Amortization of film costs	－	－	359,274	348,493	359,274	348,493
Other operating (income) expense, net	64	104	4,008	(71,672)	4,072	(71,568)
(Gain) loss on marketable securities and
securities investments, net	(47,119)	(66,383)	3,438	(118,630)	(43,681)	(185,013)
Changes in assets and liabilities:
(Increase) decrease in notes, accounts receivable, trade
and contract assets	(3,880)	(867)	(77,793)	2,056	(80,004)	1,144
(Increase) decrease in inventories	－	－	(51,508)	30,455	(51,508)	30,455
(Increase) decrease in film costs	－	－	(362,496)	(410,994)	(362,496)	(410,994)
Increase (decrease) in notes and accounts
payable, trade	－	－	(87,939)	18,534	(87,939)	18,534
Increase (decrease) in future insurance policy
benefits and other	495,419	544,179	－	－	495,419	544,179
(Increase) decrease in deferred insurance
acquisition costs	(86,779)	(88,807)	－	－	(86,779)	(88,807)
(Increase) decrease in marketable securities held
in the life insurance business	(89,797)	(64,034)	－	－	(89,797)	(64,034)
Other	23,714	(10,334)	266,834	(194,002)	288,687	(204,227)
Net cash provided by (used in) operating activities	498,587	521,678	770,649	753,439	1,253,971	1,258,738

Cash flows from investing activities:
Payments for purchases of fixed assets	(13,386)	(18,610)	(249,770)	(294,044)	(262,989)	(312,644)
Payments for investments and advances	(963,210)	(1,078,250)	(13,801)	(53,525)	(977,011)	(1,131,775)
Proceeds from sales or return of investments and
collections of advances	317,159	309,498	6,596	84,909	323,755	394,407
Other	162	287	93,017	(257,719)	93,177	(257,433)
Net cash provided by (used in) investing activities	(659,275)	(787,075)	(163,958)	(520,379)	(823,068)	(1,307,445)

Cash flows from financing activities:
Increase (decrease) in borrowings, net	140,055	160,902	(24,379)	(325,247)	115,676	(164,341)
Increase (decrease) in deposits from customers, net	169,479	246,945	－	－	169,479	246,945
Dividends paid	(23,921)	(26,100)	(28,490)	(38,067)	(28,490)	(38,067)
Other	(174)	112	(1,214)	(157,799)	(10,209)	(167,421)
Net cash provided by (used in) financing activities	285,439	381,859	(54,083)	(521,113)	246,456	(122,884)

Effect of exchange rate changes on cash and cash equivalents	－	－	(53,044)	52,465	(53,044)	52,465

Net increase (decrease) in cash and cash equivalents,
including restricted	124,751	116,462	499,564	(235,588)	624,315	(119,126)
Cash and cash equivalents, including restricted,
at beginning of the fiscal year	268,382	393,133	700,242	1,199,806	968,624	1,592,939
Cash and cash equivalents, including restricted,
at end of the fiscal year	393,133	509,595	1,199,806	964,218	1,592,939	1,473,813
Less - restricted cash and cash equivalents,
included in other current assets and other assets	－	－	6,610	3,740	6,610	3,740
Cash and cash equivalents at end of the fiscal year	¥393,133	¥509,595	¥1,193,196	¥960,478	¥1,586,329	¥1,470,073

Going Concern Assumption
Not Applicable

Accounting Policies and Other Information

(Recently adopted accounting pronouncements)
Revenue from contracts with customers
In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09 addressing revenue recognition which superseded the previous revenue recognition requirements, including most industry-specific guidance.  The guidance requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Sony adopted the updated guidance from the fiscal year beginning April 1, 2018 on a modified retrospective method.  Under this method, Sony applied the new guidance to all open contracts existing as of April 1, 2018, recognizing in beginning retained earnings an adjustment for the cumulative effect of the change.

Although the adoption of this new guidance did not have a material impact on Sony’s results of operations and financial position, there are several areas where Sony’s revenue recognition changed as compared with historical U.S. GAAP.  The more significant of these areas are as follows:

In the Pictures segment, (1) licensing revenue associated with certain renewals or extensions of existing agreements for motion pictures and television programming is recognized at a later point in time, which is when the licensee can use and benefit from the content, instead of when the agreement is renewed or extended, and (2) licensing revenue associated with minimum guarantees for symbolic intellectual property (e.g., brands, trademarks and logos) is recognized over the license term instead of at the inception of the license term.

In the MC segment, the incremental costs of obtaining contracts for the internet-related service business are recognized as assets and amortized to expense over the contract period.

In addition, the ASU changed the presentation of certain items in the consolidated financial statements, such as sales returns, with no impact to the timing of the recognition of revenue or expense.

Recognition and measurement of financial assets and financial liabilities
In January 2016, the FASB issued ASU 2016-01 amending various aspects of the recognition, measurement, presentation, and disclosure requirements for financial instruments.  The changes mainly relate to the requirement to measure equity investments in unconsolidated subsidiaries, other than those accounted for under the equity method of accounting, at fair value with changes in fair value recognized in earnings.  However, this ASU permits entities to elect to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.  This ASU is effective for Sony as of April 1, 2018.  As a result of the adoption of this ASU, Sony reclassified 15,526 million yen in the unrealized gains and losses, net of tax, on equity securities previously classified as available-for-sale, from accumulated other comprehensive income to retained earnings.  In addition, changes in value due to the revaluation of equity securities held in the Financial Services segment at the end of the period are recorded in financial services revenue, and changes in value due to the revaluation of equity securities held in all segments other than the Financial Services segment are recorded in gain on equity securities, net in the consolidated statement of income.

Intra-entity transfers of assets other than inventory
In October 2016, the FASB issued ASU 2016-16, which amends the accounting for income taxes.  This update requires recognition of the income tax consequences of an intra-entity transfer of assets other than inventory when the transfer occurs.  Under historical U.S. GAAP, the income tax consequences for asset transfers other than inventory could not be recognized until the asset was sold to a third party.  This ASU is required to be applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the period of adoption.  This ASU is effective for Sony as of April 1, 2018.  The adoption of this ASU did not have a material impact on Sony’s results of operations and financial position.

Changes to the opening balances resulting from the adoption of the above new guidance were as follows:

	Yen in millions
	March 31, 2018	Impact of Adoption			April 1, 2018
		ASU2014-09	ASU2016-01	ASU2016-16
ASSETS
Current assets:
Notes and accounts receivable, trade	1,061,442	(2,993)	-	-	1,058,449
Allowance for doubtful accounts and sales returns *	(48,663)	25,114	-	-	(23,549)
Inventories	692,937	(12,404)	-	-	680,533
Other receivables	190,706	9,628	-	-	200,334
Prepaid expenses and other current assets	516,744	(5,520)	-	-	511,224
Film costs	327,645	7,647	-	-	335,292
Other assets:
Deferred income taxes	96,772	(326)	-	-	96,446
Other	325,167	1,068	-	-	326,235
Total assets	19,065,538	22,214	-	-	19,087,752
LIABILITIES
Current liabilities:
Accounts payable, other and accrued expenses	1,514,433	(3,290)	-	-	1,511,143
Other *	610,792	31,777	-	-	642,569
Deferred income taxes	449,863	-	-	(14,680)	435,183
Other	278,338	10,525	-	-	288,863
Total liabilities	15,409,171	39,012	-	(14,680)	15,433,503
EQUITY
Retained earnings	1,440,387	(16,798)	15,526	9,248	1,448,363
Accumulated other comprehensive income	(616,746)	-	(15,526)	-	(632,272)
Noncontrolling interests	679,791	-	-	5,432	685,223
Total equity	3,647,157	(16,798)	-	14,680	3,645,039
Total liabilities and equity	19,065,538	22,214	-	-	19,087,752
* Under the new guidance, Sony presents sales returns as a liability instead of as a contra-asset allowance.  Accordingly, Sony changed the presentation from “Allowance for doubtful accounts and sales returns” to “Allowance for doubtful accounts” on the consolidated  balance sheet.

Restricted Cash
In November 2016, the FASB issued ASU 2016-18, which requires that restricted cash and restricted cash equivalents be included with cash and cash equivalents in the statement of cash flows.  This ASU also requires entities to disclose how the statement of cash flows that includes restricted cash and restricted cash equivalents with cash and cash equivalents reconciles to the balance sheet.  This ASU is effective for Sony as of April 1, 2018.  This ASU is required to be applied on a retrospective basis.  The adoption of this ASU did not have a material impact on Sony’s results of operations and financial position.

Presentation of net periodic pension and postretirement benefit costs
In March 2017, the FASB issued ASU 2017-07, which requires separate presentation of service costs and other components of net benefit costs.  Only the service costs will be presented with other employee compensation costs in operating income or capitalized, while the other components of net benefit costs will be presented outside of operating income, and will not be eligible for capitalization.  This ASU is effective for Sony as of April 1, 2018.  This ASU is required to be applied on a retrospective basis for the presentation of service costs and other components of net benefit costs, and on a prospective basis for the capitalization of only the service costs component of net benefit costs.  The adoption of this ASU did not have a material impact on Sony’s results of operations and financial position.

(Number of Consolidated Subsidiaries and Affiliated Companies)
As of March 31, 2019, Sony had 1,556 consolidated subsidiaries (including variable interest entities) and 133 affiliated companies accounted for under the equity method.

(Weighted-average Number of Outstanding Shares Used for the Computation of EPS of Common Stock)

	(Thousands of shares)
	Fiscal year ended March 31
Net income attributable to Sony Corporation’s stockholders	2018	2019
— Basic	1,263,895	1,266,592
— Diluted	1,292,420	1,294,646

	(Thousands of shares)
	Three months ended March 31
Net income (loss) attributable to Sony Corporation’s stockholders	2018	2019
— Basic	1,265,126	1,261,003
— Diluted	1,265,126	1,287,808

The dilutive effect in the weighted-average number of outstanding shares for the fiscal year ended March 31, 2018 and the fiscal year and three months ended March 31, 2019 primarily resulted from convertible bonds which were issued in July 2015.    All potential shares were excluded as anti-dilutive for the three months ended March 31, 2018 due to Sony incurring a net loss attributable to Sony Corporation’s stockholders.

(Segmentation)
The G&NS segment includes network services businesses, the manufacture and sales of home gaming products and production and sales of software.  The Music segment includes the Recorded Music, Music Publishing and Visual Media and Platform businesses.  The Pictures segment includes the Motion Pictures, Television Productions and Media Networks businesses.  The HE&S segment includes Televisions as well as Audio and Video businesses.  The IP&S segment includes the Still and Video Cameras business.  The MC segment includes the manufacture and sales of mobile phones and Internet-related service businesses.  The Semiconductors segment includes the image sensors business.  The Financial Services segment primarily represents individual life insurance and non-life insurance businesses in the Japanese market and a bank business in Japan.  All Other consists of various operating activities, including the overseas disc manufacturing and recording media businesses.  Sony’s products and services are generally unique to a single operating segment.

(Reclassifications)
Certain reclassifications of the financial statements and accompanying footnotes for the fiscal year and three months ended March 31, 2018 have been made to conform to the presentation for the fiscal year and three months ended March 31, 2019, respectively.

(Spotify Technology S.A. Shares)
On April 3, 2018, Spotify Technology S.A. (“Spotify”) was publicly listed for trading on the New York Stock Exchange.  Sony owned 5.707% of Spotify’s shares at the time of the public listing.

During the fiscal year ended March 31, 2019, Sony sold a portion of the shares for aggregate consideration of 82,616 million yen (768 million U.S. dollars) in cash proceeds.  The sale of shares, offset by costs to be paid to its artists and distributed labels and other transaction costs which directly related to the gains recognized from the Spotify shares, resulted in a net pre-tax realized gain of 54,179 million yen (504 million U.S. dollars) recorded in gain on equity securities, net in the consolidated statement of income.  The payments to its artists and distributed labels are included within other in the cash flows from investing activities of the consolidated statement of cash flows.

The remaining shares retained as of March 31, 2019 have a gross fair value of 78,947 million yen (711 million U.S. dollars), and resulted in a pre-tax unrealized gain, net of costs to be paid to its artists and distributed labels and other costs which directly related to the gains recognized from the Spotify shares, of 47,543 million yen (449 million U.S. dollars) recorded in gain on equity securities, net in the consolidated statement of income.

(Reversal of valuation allowances of Sony Americas Holding Inc. and its U.S. consolidated tax filing group)
Sony provides a valuation allowance for its deferred tax assets, which includes net operating losses, temporary differences and tax credits, when it is more likely than not that some portion, or all, of its deferred tax assets will not be realized.  The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in the relevant tax jurisdiction.  As of December 31, 2018, Sony Americas Holding Inc. and its U.S. consolidated tax filing group has continued its profitable trend, primarily as a result of the G&NS segment and the Music segment.  Based on an assessment of the available positive and negative evidence, in particular recent profit history and forecasted profitability, in the quarter ended December 31, 2018, Sony reversed the valuation allowances recorded against a significant portion of the deferred tax assets in the U.S., primarily, net operating losses, temporary differences and certain tax credits, and recorded a tax benefit of 154,201 million yen.  Valuation allowances continue to be recorded on the remaining U.S. deferred tax assets, primarily foreign tax credits, due to restrictions on the use of such assets and their relatively short remaining carryforward periods.

(Acquisition of EMI Music Publishing)
On November 14, 2018, Sony Corporation of America, Sony’s wholly-owned subsidiary, completed the acquisition of the entirety of the approximately 60% equity interest held by the investor consortium led by the Mubadala Investment Company in DH Publishing, L.P. (“EMI”), which owned and managed EMI Music Publishing, for the equity purchase price of 257,168 million yen (2,269 million U.S. dollars), which includes payments related to warrants and management equity plans.  Sony paid all the consideration in cash upon the acquisition.  As a result of this acquisition, EMI has become a wholly-owned subsidiary of Sony.  This acquisition allows Sony to build upon its music publishing library by providing the Company with full ownership of the EMI music publishing catalog which was being administered by Sony’s wholly-owned music publishing subsidiary, Sony/ATV Music Publishing.  Sony’s consolidated income statements for the fiscal year ended March 31, 2019 include revenue and operating income of 28,871 million yen (260 million U.S. dollars) and 6,432 million yen (58 million U.S. dollars), respectively, attributable to EMI since the date of acquisition.  Sony’s consolidated income statements for the three months ended March 31, 2019 include revenue and operating income of 18,420 million yen (167 million U.S. dollars) and 4,522 million yen (41 million U.S. dollars), respectively, attributable to EMI.

Prior to the acquisition, Sony’s interest in EMI was accounted for under the equity method of accounting.  As a result of Sony obtaining a controlling interest in EMI, Sony consolidated EMI using the acquisition method of accounting and recorded the fair value of the identifiable assets, liabilities assumed and residual goodwill of EMI.  Sony remeasured the approximately 40% equity interest in EMI that Sony already owned prior to the acquisition at a fair value of 141,141 million yen (1,245 million U.S. dollars) which resulted in the recognition of a non-cash gain of 116,939 million yen (1,032 million U.S. dollars) recorded in other operating income, net for the three months ended December 31, 2018.  Sony did not record any tax expense or deferred tax liability corresponding to this gain.  Sony also assumed EMI’s existing interest-bearing debt of 148,621 million yen (1,311 million U.S. dollars) as a result of this acquisition, of which 108,942 million yen (961 million U.S. dollars) was repaid immediately from Sony’s existing cash.

The following table summarizes the fair values assigned to the assets and liabilities of EMI that were recorded in the Music segment.  The purchase price allocation as of the date of the acquisition is preliminary and is subject to revision as more detailed analyses are completed.  The primary areas of the purchase price allocation that are not yet finalized are related to the income taxes and residual goodwill.

Yen in millions
Cash and cash equivalents	12,971
Notes and accounts receivable, trade	32,287
Prepaid expenses and other current assets	10,220
Securities investments and other	1,476
Intangibles	420,534
Goodwill	237,271
Other	10,023
Total assets	724,782
Notes and accounts payable, trade	1,731
Accounts payable, other and accrued expenses	70,675
Accrued income and other taxes	3,082
Long-term debt	148,621
Accrued pension and severance costs	1,947
Deferred income taxes	94,849
Other	5,564
Total liabilities	326,469

Intangibles mainly consists of music publishing catalogues with weighted average amortization periods of 43 years.  Goodwill represents unidentifiable intangible assets, such as future growth from new revenue streams, synergies with existing Sony assets and businesses and an assembled workforce, and is calculated as the excess of the purchase price over the estimated fair value of the tangible and intangible assets acquired and is not deductible for tax purposes.  The goodwill recorded in connection with this acquisition is included in the Music segment.

Consolidated Results for the Fiscal Year Ended March 31, 2019

	(Billions of yen, except per share amounts)
	Fiscal Year ended March 31
	2018	2019	Change
Sales and operating revenue	¥8,544.0	¥8,665.7	+ ¥121.7
Operating income	734.9	894.2	+159.4
Income before income taxes	699.0	1,011.6	+312.6
Net income attributable to Sony Corporation’s stockholders	490.8	916.3	+425.5

Net income attributable to Sony Corporation’s stockholders per share of common stock:
- Basic	¥388.32	¥723.41	+335.09
- Diluted	379.75	707.74	+327.99

The average foreign exchange rates during the fiscal years ended March 31, 2018 and 2019 are presented below.

	Fiscal Year ended March 31
	2018	2019	Change

The average rate of yen
1 U.S. dollar	¥110.19	¥110.19	0.1 yen depreciation
1 Euro	129.7	128.5	1.2 yen depreciation

Sales and operating revenue (“Sales”) increased 121.7 billion yen (1%) compared to the previous fiscal year (“year-on-year”) to 8,665.7 billion yen.  This increase was mainly due to a significant increase in sales in the Game & Network Services (“G&NS”) segment, partially offset primarily by a significant decrease in sales in the Mobile Communications (“MC”) segment.  On a constant currency basis, sales increased approximately 2% year-on-year.  For further details about the impact of foreign exchange rate fluctuations on sales and operating income (loss), see Note on page 10.

Operating income increased 159.4 billion yen year-on-year to 894.2 billion yen.  This significant increase was primarily due to significant increases in operating income in the G&NS and Music segments, partially offset by a significant increase in the operating loss in the MC segment.  Operating income for the current fiscal year as well as the previous fiscal year included the following factors:

Factors included in the current fiscal year operating income:
・
Remeasurement gain (116.9 billion yen*) and deterioration of equity in net income (loss) (11.6 billion yen) in connection with Sony’s acquisition of the remaining approximately 60% equity interest in EMI Music Publishing (“EMI”) as described below (Music segment)

・	Impairment charge against long-lived assets: 19.2 billion yen (MC segment)**
・	Impairment charge against long-lived assets and goodwill: 12.9 billion yen (All Other)***

Factors included in the previous fiscal year operating income:
・	Impairment charge against long-lived assets: 31.3 billion yen (MC segment)
・	A gain resulting from the sale of the entire equity interest in a manufacturing subsidiary in the camera module business: 28.3 billion yen (Semiconductors segment)
・	A gain resulting from the sale of real estate held by a subsidiary: 10.5 billion yen (Music segment)
・
Insurance recoveries, mainly for opportunity losses related to the 2016 Kumamoto Earthquakes (the “Kumamoto Earthquakes”): 6.7 billion yen (Semiconductors segment) and 2.6 billion yen (Imaging Products & Solutions (“IP&S”) segment)

・	A gain resulting from the sale of manufacturing equipment: 8.6 billion yen (Semiconductors segment)

* For details, please refer to Note “Acquisition of EMI Music Publishing” on page F-16.

** In the fiscal year ended March 31, 2019, as a result of downward revisions in the future profitability forecast for the smartphone business within the MC segment, Sony recorded impairment charges against long-lived assets in the smartphone business.  These impairment charges were recorded as a total operating loss of 19.2 billion yen.

*** In the fiscal year ended March 31, 2019, as a result of a downward revision in the future profitability forecast for the storage media business within All Other, Sony recorded impairment charges against long-lived assets and goodwill in the storage media business.  These impairment charges were recorded as an operating loss of 12.9 billion yen.

During the current fiscal year, restructuring charges, net, increased 10.7 billion yen year-on-year to 33.1 billion yen, primarily due to the implementation of restructuring initiatives at manufacturing and other sites outside of Japan to improve the profitability of the smartphone business in the MC segment.  This amount is recorded as an operating expense included in the above-mentioned operating income.

Equity in net income (loss) of affiliated companies, recorded within operating income, was a loss of 3.0 billion yen, compared to income of 8.6 billion yen in the previous fiscal year.  This deterioration primarily resulted from an 11.6 billion yen deterioration in equity in net income (loss) for EMI, mainly due to expenses relating to warrants and management equity plans in connection with Sony’s acquisition of the remaining approximately 60% equity interest in EMI in the Music segment.

The net effect of other income and expenses was income of 117.4 billion yen, compared to an expense of 35.8 billion yen in the previous fiscal year.  This was mainly due to a 101.7 billion yen gain on equity securities, net, recorded in the current fiscal year as a result of Spotify Technology S.A.’s (“Spotify”) public listing.  For details, please refer to Note “Spotify Technology S.A. Shares” on page F-15.

Income before income taxes increased 312.6 billion yen year-on-year to 1,011.6 billion yen.

During the current fiscal year, Sony recorded 45.1 billion yen of income tax expense, resulting in an effective tax rate of 4.5%, which was lower than the effective tax rate of 21.7% in the previous fiscal year.  This lower effective tax rate was mainly due to income tax expense not being recorded on the remeasurement gain for the equity interest in EMI, as well as the reversal of valuation allowances against a significant portion of the deferred tax assets in the U.S. consolidated tax group, resulting in a tax benefit of 154.2 billion yen being recorded in the three months ended December 31, 2018.  For details, please refer to Note “Reversal of valuation allowances of Sony Americas Holding Inc. and its U.S. consolidated tax filing group” on page F-16.

Net income attributable to Sony Corporation’s stockholders, which deducts net income attributable to noncontrolling interests, increased 425.5 billion yen year-on-year to 916.3 billion yen.

Cash Flows

For Consolidated Statements of Cash Flows, charts showing Sony’s cash flow information for all segments, all segments excluding the Financial Services segment and the Financial Services segment alone, please refer to pages F-5 and F-12.

Operating Activities: During the current fiscal year, there was a net cash inflow of 1,258.7 billion yen from operating activities, an increase of 4.8 billion yen year-on-year.

For all segments excluding the Financial Services segment, there was a net cash inflow of 753.4 billion yen, a decrease of 17.2 billion yen year-on-year.  This decrease was primarily due to a decrease in accrued expenses in other current liabilities, partially offset by an increase in net income after taking into account non-cash adjustments (including depreciation and amortization, gain on sales of securities investments and other operating income (expense).

The Financial Services segment had a net cash inflow of 521.7 billion yen, an increase of 23.1 billion yen year-on-year.  This increase was primarily due to an increase in insurance premium revenue at Sony Life
Insurance Co., Ltd. (“Sony Life”).

Investing Activities: During the current fiscal year, Sony used 1,307.4 billion yen of net cash in investing activities, an increase of 484.4 billion yen year-on-year.

For all segments excluding the Financial Services segment, there was a net cash outflow of 520.4 billion yen, an increase of 356.4 billion yen year-on-year.  This increase was mainly due to a payment for the purchase of the approximately 60% equity interest of EMI and an increase in payments for fixed asset purchases including semiconductor manufacturing equipment, partially offset by cash inflow from the sale of certain shares of Spotify.

The Financial Services segment used 787.1 billion yen of net cash in investing activities, an increase of 127.8 billion yen year-on-year.  This increase was mainly due to a year-on-year increase in payments for investments and advances at Sony Life and Sony Bank Inc. (“Sony Bank”).

Financing Activities: Net cash outflow from financing activities during the current fiscal year was 122.9 billion yen, compared to a net cash inflow of 246.5 billion yen in the previous fiscal year.

For all segments excluding the Financial Services segment, there was a 521.1 billion yen net cash outflow, an increase of 467.0 billion yen year-on-year.  This increase was mainly due to the redemption of straight bonds as well as the repayment of long-term debt, partial payment of debt assumed in connection with the consolidation of EMI and a payment for the acquisition of the 25.1% equity interest in Nile Acquisition LLC in the current fiscal year.  Additionally, there was a payment related to the repurchase of shares of Sony’s own common stock (19,309,100 shares repurchased for a total purchase price of 100 billion yen) which was approved at the meeting of its Board of Directors held on February 8, 2019.

In the Financial Services segment, there was a 381.9 billion yen net cash inflow, an increase of 96.4 billion yen year-on-year.  This increase was primarily due to an increase in short-term borrowings at Sony Life and a larger increase in deposits from customers at Sony Bank.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in foreign exchange rates, the total outstanding balance of cash and cash equivalents at March 31, 2019 was 1,470.1 billion yen.  Cash and cash equivalents of all segments excluding the Financial Services segment was 960.5 billion yen at March 31, 2019, a decrease of 232.7 billion yen compared with the balance as of March 31, 2018.  Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 509.6 billion yen at March 31, 2019, an increase of 116.5 billion yen compared with the balance as of March 31, 2018.

*    *    *    *    *

Outlook for the Fiscal Year Ending March 31, 2020

The forecast for consolidated results for the fiscal year ending March 31, 2020 is as follows:

	(Billions of yen)
	March 31, 2019 Results	March 31, 2020 April Forecast	Change from March 31, 2019 Results
Sales and operating revenue	¥8,665.7	¥8,800	+¥134.3 bil	+ 1.5%
Operating income	894.2	810	- 84.2 bil	- 9.4
Income before income taxes	1,011.6	770	- 241.6 bil	- 23.9
Net income attributable to Sony Corporation’s stockholders	916.3	500	- 416.3 bil	- 45.4

Assumed foreign currency exchange rates for the fiscal year ending March 31, 2020 are below.

	(For your reference) Average foreign currency exchange rates for the fiscal year ended March 31, 2019	Assumed foreign currency exchange rates for the fiscal year ending March 31, 2020
1 U.S. dollar	110.9 yen	approximately 110 yen
1 Euro	128.5 yen	approximately 125 yen

Consolidated sales for the fiscal year ending March 31, 2020 are expected to increase year-on-year due to expected increases in sales in the Semiconductors, Pictures, Financial Services and Music segments, partially offset by decreases in sales in the Electronics Products & Solutions (“EP&S”) segment* and the G&NS segment.
*For further details, refer to “Business Segment Information” below.

Consolidated operating income is expected to decrease year-on-year mainly due to the absence of the remeasurement gain in connection with the consolidation of EMI that was recorded in the fiscal year ended March 31, 2019, partially offset by expected increases in operating income mainly in the EP&S and Pictures segments.  Restructuring charges for the Sony Group are expected to be approximately 24 billion yen in the fiscal year ending March 31, 2020, compared to 33.1 billion yen recorded in the fiscal year ended March 31, 2019.  This amount will be recorded as an operating expense included in the above-mentioned forecast for operating income.

Net income attributable to Sony Corporation’s stockholders is expected to decrease significantly year-on-year mainly due to the impact of the above-mentioned decrease in consolidated operating income, as well as a decrease in non-operating income as a result of the absence of the gain recorded upon the public listing of Spotify shares, and the reduction in tax expense resulting from the reversal of valuation allowances, which were recorded in the fiscal year ended March 31, 2019.

The above forecast is based on management’s current expectations and is subject to uncertainties and changes in circumstances.  Actual results may differ materially from those included in this forecast due to a variety of factors.  See “Cautionary Statement” below.

*    *    *    *    *

Business Segment Information

“Sales and operating revenue” in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated.  “Operating income (loss)” in each business segment represents operating income (loss) reported before intersegment transactions are eliminated and excludes unallocated corporate expenses.  For details regarding each segment’s product categories, please refer to page F-9.

Sony will realign its business segments from the first quarter of the fiscal year ending March 31, 2020 to reflect a change in the Corporate Executive Officers in charge of certain segments and modifications to the organizational structure of certain segments as of April 1, 2019.  In connection with this decision, the former Home Entertainment & Sound (“HE&S”), IP&S and MC segments will be realigned as the Electronics Products & Solutions (“EP&S”) segment.  The sales and operating revenue and operating income (loss) of each segment for the fiscal years ended March 31, 2018 and March 31, 2019 have been reclassified in the chart below to conform to the presentation for the fiscal year ending March 31, 2020.

This reclassification is not a presentation in accordance with U.S. GAAP (for details, please refer to “Business Segment Information” on page F-6) as noted in Sony’s consolidated financial statements, but is presented to provide investors with an understanding of Sony’s business segment information by providing a measure that aligns with the way Sony will manage its business.  Sony’s management will use this measure to review operating trends, perform analytical comparisons, and assess whether its structural transformation initiatives are achieving their objectives.  This supplemental non-U.S. GAAP measure should be considered in addition to, not as a substitute for, Sony’s sales and operating income in accordance with U.S. GAAP.

	(Billions of yen)
	March 31, 2018 Results	March 31, 2019 Results	March 31, 2020 April Forecast
Game & Network Services (G&NS)
Sales and operating revenue	¥1,943.8	¥2,310.9	¥2,300
Operating income	177.5	311.1	280
Music
Sales and operating revenue	800.0	807.5	830
Operating income	127.8	232.5	135
Pictures
Sales and operating revenue	1,011.1	986.9	1,080
Operating income	41.1	54.6	65
Electronics Products & Solutions (EP&S) (Reclassified)*
Sales and operating revenue	2,600.4	2,320.6	2,240
Operating income	133.1	76.5	121
Semiconductors
Sales and operating revenue	850.0	879.3	990
Operating income	164.0	143.9	145
Financial Services
Financial services revenue	1,228.4	1,282.5	1,330
Operating income	178.9	161.5	170
All Other, Corporate and elimination (Reclassified)*
Operating loss	(87.6)	(85.8)	(106)
Consolidated
Sales and operating revenue	8,544.0	8,665.7	8,800
Operating income	734.9	894.2	810
* For a reconciliation, please refer to page 9.

Game & Network Services

Results for the fiscal year ended March 31, 2019
Sales increased 367.1 billion yen (19%) year-on-year to 2,310.9 billion yen (a 19% increase on a constant currency basis).  This increase was primarily due to an increase in game software sales as well as an increase in the number of subscribers for PlayStation®Plus, a paid membership service, partially offset by a decrease in PlayStation®4 (“PS4”) hardware sales.

Operating income increased 133.6 billion yen year-on-year to 311.1 billion yen, primarily due to the impact of the above-mentioned increase in sales.  During the current fiscal year, there was a 4.8 billion yen negative impact from foreign exchange rate fluctuations.

Forecast for the fiscal year ending March 31, 2020
Sales are expected to be essentially flat year-on-year mainly due to an expected decrease in PS4 hardware unit sales and the impact of foreign exchange rates, substantially offset by an expected increase in game software sales.  Operating income is expected to decrease primarily due to an increase in development expenses for the next generation console, a decrease in the contribution from highly profitable first-party software titles, and the negative impact of foreign exchange rates, partially offset by PS4 hardware cost reductions.

Music

On November 14, 2018, Sony acquired the entirety of the approximately 60% equity interest held by the investor consortium led by Mubadala Investment Company in EMI, resulting in EMI becoming a wholly-owned subsidiary of Sony. Financial results of EMI included in the Music segment include Sony’s equity earnings (loss) in EMI from April 1 through November 13, 2018 and sales and operating income (loss) of EMI from November 14, 2018 through March 31, 2019, as well as a non-cash gain recorded as a result of the remeasurement to fair value of the approximately 40% equity interest in EMI that Sony owned prior to the acquisition.

The Music segment results include the yen-translated results of Sony Music Entertainment (“SME”), Sony/ATV Music Publishing (“Sony/ATV”) and the above-mentioned EMI, all U.S.-based operations which aggregate the results of their worldwide subsidiaries on a U.S. dollar basis, and the results of Sony Music Entertainment (Japan) Inc., a Japan-based music company which aggregates its results in yen.

Results for the fiscal year ended March 31, 2019
Sales were 807.5 billion yen, essentially flat year-on-year (a 1% increase on a constant currency basis).  This result was primarily due to higher streaming revenues, as well as higher sales for Music Publishing resulting from the consolidation of the results of EMI from November 14, 2018 onward, substantially offset by lower physical sales in Recorded Music primarily due to the impact of the new accounting standard regarding revenue from contracts with customers.

Operating income increased 104.7 billion yen year-on-year to 232.5 billion yen.  This significant increase was primarily due to the above-mentioned recording of a 116.9 billion yen remeasurement gain resulting from the consolidation of EMI, partially offset by the above-mentioned recording of an 11.6 billion yen deterioration of equity in net income (loss) in connection with Sony’s acquisition of the remaining approximately 60% interest in EMI.

Forecast for the fiscal year ending March 31, 2020
Sales are expected to increase year-on-year primarily due to the expectation of higher sales for Music Publishing resulting from the full-year consolidation of the results of EMI, as well as higher streaming revenues for both Recorded Music and Music Publishing, partially offset by an expected decrease in sales for game applications for mobile devices and a decline in physical and digital download sales in Recorded Music.  Operating income is expected to decrease significantly year-on-year primarily due to the absence of the above-mentioned remeasurement gain recorded in the fiscal year ended March 31, 2019, partially offset by an expected increase in operating income resulting from the consolidation of EMI.

Pictures

The results presented in Pictures are a yen-translation of the results of Sony Pictures Entertainment Inc. (“SPE”), a U.S.-based operation that aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.  Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”

Results for the fiscal year ended March 31, 2019
Sales decreased 24.2 billion yen (2%) year-on-year (a 3% decrease on a U.S. dollar basis) to 986.9 billion yen.  The decrease in sales on a U.S. dollar basis was due to lower sales in Motion Pictures, Media Networks and Television Productions.  The decrease in sales for Motion Pictures was primarily due to lower worldwide theatrical revenues due to the stronger performance of the prior year film slate which included Jumanji: Welcome to the Jungle and Spider-Man: Homecoming as compared to the current year film slate which included Venom and Hotel Transylvania 3: Summer Vacation.  The decrease in sales for Media Networks was due to lower advertising and subscription revenues at various international channels as compared to the previous fiscal year, which included revenues for the Indian Premier League cricket competition.  The decrease in sales for Television Productions was due to lower licensing revenues for various U.S. television series and catalog product, partially offset by higher sales due to the impact of the new accounting standard regarding revenue recognition from contracts with customers.

Operating income increased by 13.5 billion yen to 54.6 billion yen.  This significant increase was primarily due to an improvement in the profitability of Motion Pictures which benefited from television licensing and home entertainment sales of higher margin titles including Jumanji: Welcome to the Jungle and Peter Rabbit, and lower theatrical marketing expenses.  The current fiscal year also benefited from the 3.8 billion yen impact of the new accounting standard regarding revenue from contracts with customers.  This increase was partially offset by the impact of 12.8 billion yen in programming write-offs and severance expenses related to a review of the channel portfolio within Media Networks undertaken to streamline the business, as well as the impact of lower sales for Media Networks and Television Productions.

Forecast for the fiscal year ending March 31, 2020
Sales are expected to increase year-on-year due to the impact of an expected increase in sales for Motion Pictures as a result of a greater number of upcoming major theatrical releases, as well as an increase in sales for Television Productions resulting from both an increase in the number and an improvement in the product mix of television programs.  Operating income is expected to increase year-on-year due to the absence of the above-mentioned programming write-offs and severance expenses recorded within Media Networks in the fiscal year ended March 31, 2019, and the expected benefit on operating results in the fiscal year ending March 31, 2020 resulting from the above-mentioned channel portfolio review, as well as the expected increase in sales.  This increase in operating income is expected to be partially offset by an increase in marketing costs in support of upcoming major theatrical releases.

Home Entertainment & Sound (Before segment realignment)
	(Billions of yen)
	March 31, 2018 Results	March 31, 2019 Results
Sales and operating revenue	¥1,222.7	¥1,155.4
Operating income	85.8	89.7

Results for the fiscal year ended March 31, 2019
Sales decreased 67.3 billion yen (6%) year-on-year (a 3% decrease on a constant currency basis) to 1,155.4 billion yen, due to a decrease in television unit sales resulting from a strategic decision not to pursue scale in order to focus on profitability, as well as the impact of foreign exchange rates.  This decrease was partially offset by an improvement in the product mix reflecting a shift to high value-added models.

Operating income increased 3.8 billion yen year-on-year to 89.7 billion yen.  This increase was primarily due to an improvement in the product mix reflecting a shift to high value-added models, partially offset by the negative impact of foreign exchange rates and the above-mentioned decrease in sales.  During the current fiscal year, there was a 21.6 billion yen negative impact from foreign exchange rate fluctuations.

Imaging Products & Solutions (Before segment realignment)
	(Billions of yen)
	March 31, 2018 Results	March 31, 2019 Results
Sales and operating revenue	¥655.9	¥670.5
Operating income	74.9	84.0

Results for the fiscal year ended March 31, 2019
Sales increased 14.6 billion yen (2%) year-on-year (a 3% increase on a constant currency basis) to 670.5 billion yen.  This increase was mainly due to an improvement in the product mix reflecting a shift to high value-added models such as mirrorless single-lens cameras and the interchangeable lens lineup, partially offset by a decrease in compact digital camera unit sales reflecting a contraction of the market.

Operating income increased 9.1 billion yen year-on-year to 84.0 billion yen.  This increase was mainly due to the above-mentioned improvement in product mix as well as reductions in operating costs.  During the current fiscal year, there was a 3.2 billion yen negative impact from foreign exchange rate fluctuations.

Mobile Communications (Before segment realignment)
	(Billions of yen)
	March 31, 2018 Results	March 31, 2019 Results
Sales and operating revenue	¥723.7	¥498.0
Operating loss	-27.6	-97.1

Results for the fiscal year ended March 31, 2019
Sales decreased 225.7 billion yen (31%) year-on-year (a 31% decrease on a constant currency basis) to 498.0 billion yen, due to a significant decrease in smartphone unit sales.

Operating loss increased 69.5 billion yen year-on-year to 97.1 billion yen.  This significant increase in the operating loss was mainly due to the above-mentioned decrease in unit sales, the recording of expenses primarily for the write-down of excess components in inventory, and an increase in restructuring charges, partially offset by reductions in operating costs as well as a year-on-year decrease in the above-mentioned impairment charges recorded against long-lived assets.  During the current fiscal year, there was a 2.0 billion yen positive impact from foreign exchange rate fluctuations (which includes the impact of foreign exchange hedging).

Electronics Products & Solutions (Reclassified)

Forecast for the fiscal year ending March 31, 2020
Sales are expected to decrease primarily due to a significant decrease in smartphone unit sales. Operating income is expected to increase significantly year-on-year primarily due to reductions in operating costs for the smartphone business, including cost reductions resulting from restructuring initiatives undertaken in the fiscal year ended March 31, 2019.

Semiconductors

Results for the fiscal year ended March 31, 2019
Sales increased 29.3 billion yen (3%) year-on-year (a 3% increase on a constant currency basis) to 879.3 billion yen.  This increase was primarily due to a significant increase in sales of image sensors for mobile products, partially offset by a significant decrease in sales of camera modules.

Operating income decreased 20.1 billion yen year-on-year to 143.9 billion yen.  This decrease was primarily due to an increase in research and development expenses and in depreciation and amortization expenses, as well as the absence of the above-mentioned 28.3 billion yen gain resulting from the sale of the entire equity interest in a manufacturing subsidiary in the camera module business, an 8.6 billion yen gain resulting from the sale of manufacturing equipment and 6.7 billion yen in insurance recoveries related to the Kumamoto Earthquakes, each recorded in the previous fiscal year. These negative factors were partially offset by the impact of the above-mentioned increase in sales. During the current fiscal year, there was a 0.5 billion yen negative impact from foreign exchange rate fluctuations.

Forecast for the fiscal year ending March 31, 2020
Sales are expected to increase significantly primarily due to a significant increase in sales of image sensors for mobile products mainly resulting from a significant increase in unit sales and an improvement in product mix, partially offset by the impact of foreign exchange rates.  Operating income is expected to be essentially flat year-on-year primarily due to an increase in depreciation and amortization expenses as well as research and development expenses, and the negative impact of foreign exchange rates, substantially offset by the impact of the above-mentioned increase in sales.

Financial Services

The Financial Services segment results include Sony Financial Holdings Inc. (“SFH”) and SFH’s consolidated subsidiaries such as Sony Life, Sony Assurance Inc. and Sony Bank.  The results of Sony Life discussed in the Financial Services segment differ from the results that SFH and Sony Life disclose separately on a Japanese statutory basis.

Results for the fiscal year ended March 31, 2019
Financial services revenue increased 54.2 billion yen (4%) year-on-year to 1,282.5 billion yen.  This was primarily due to an increase in revenue at Sony Life.  Revenue at Sony Life increased 49.5 billion yen year-on-year to 1,143.1 billion yen, primarily due to higher insurance premium revenue reflecting an increase in the policy amount in force.

Operating income decreased 17.5 billion yen year-on-year to 161.5 billion yen primarily due to decreases in operating income at Sony Life and Sony Bank.  Operating income at Sony Life decreased 13.5 billion yen year-on-year to 145.6 billion yen, mainly due to the absence of the gain on the sale of real estate held for investment purposes in the general account recorded in the previous fiscal year, as well as a loss on the valuation of investment securities recorded in the current fiscal year.  These decreases were partially offset by the impact of the above-mentioned increase in sales.  Operating income at Sony Bank decreased primarily due to the recording of a loss on the valuation of securities.

Forecast for the fiscal year ending March 31, 2020
Financial services revenue and operating income are expected to increase year-on-year primarily due to an increase in insurance premium revenue, reflecting an increase in the policy amount in force at Sony Life.

The effects of future gains and losses on investments held by the Financial Services segment due to market fluctuations have not been incorporated within the above forecast as it is difficult for Sony to predict market trends in the future.  Accordingly, future market fluctuations could further impact the current forecast.

*
A reconciliation between the sales and operating revenue and operating income (loss) of the total of the HE&S, IP&S and MC segments, and of the EP&S segment (reclassified) for the fiscal years ended March 31, 2018 and March 31, 2019 is as follows.  Reconciliation in the following table consists of intersegment sales within the HE&S, IP&S and MC segments, which were eliminated in All Other, Corporate and elimination in the fiscal years ended March 31, 2018 and March 31, 2019.  These amounts have been added to All Other, Corporate and elimination (Reclassified).

	(Billions of yen)
	March 31, 2018 Results	March 31, 2019 Result
Total of HE&S segment, IP&S segment and MC segment:
Sales and operating revenue	2,602.4	2,323.9
Operating income	133.1	76.5
Reconciliation (Less):
Sales and operating revenue	2.0	3.3
Operating income	-	-
EP&S segment (Reclassified):
Sales and operating revenue	2,600.4	2,320.6
Operating income	133.1	76.5

*    *    *    *    *

Basic Views on Selection of Accounting Standards

Sony’s consolidated financial statements are prepared in accordance with U.S. GAAP.  Sony’s business is globally diversified and Sony believes that financial statements based on U.S. GAAP contribute to smooth communication with shareholders, investors, and other stakeholders inside and outside of Japan.  Sony is considering whether to adopt International Financial Reporting Standards (“IFRS”) while closely monitoring the development of new accounting standards and the stance of regulatory bodies at home and abroad.

Note
Sales on a Constant Currency Basis and Impact of Foreign Exchange Rate Fluctuations
The descriptions of sales on a constant currency basis reflect sales calculated by applying the yen’s monthly average exchange rates from the same period of the previous fiscal year to local currency-denominated monthly sales in the relevant period of the current fiscal year. For SME, Sony/ATV and EMI in the Music segment,the constant currency amounts are calculated by applying the monthly average U.S. dollar / yen exchange rates after aggregation on a U.S. dollar basis.

Results for the Pictures segment are described on a U.S. dollar basis as the Pictures segment reflects the operationsof SPE, a U.S.-based operation that aggregates the results of its worldwide subsidiaries in U.S. dollars.

The impact of foreign exchange rate fluctuations on sales is calculated by applying the change in the yen’s periodic weighted average exchange rate for the same period of the previous fiscal year from the relevant period of the current fiscal year to the major transactional currencies in which the sales are denominated. The impact of foreign exchange rate fluctuations on operating income (loss) is calculated by subtracting from the impact on sales the impact on costof sales and selling, general and administrative expenses calculated by applying the same major transactional currencies calculation process to cost of sales and selling, general and administrative expenses as for the impact on sales. Additionally, the MC segment enters into its own foreign exchange hedging transactions. The impact of those transactions is included in the impact of foreign exchange rate fluctuations on operating income (loss) for that segment.

This information is not a substitute for Sony’s consolidated financial statements measured in accordance with U.S.GAAP. However, Sony believes that these disclosures provide additional useful analytical information to investors regarding the operating performance of Sony.

Cautionary Statement
Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:

(i)	Sony’s ability to maintain product quality and customer satisfaction with its products and services;
(ii)
Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences;

(iii)
Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms;

(iv)
the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures, investments, capital expenditures, restructurings and other strategic initiatives;

(v)
changes in laws, regulations and government policies in the markets in which Sony and its third-party suppliers, service providers and business partners operate, including those related to taxation, as well as growing consumer focus on corporate social responsibility;

(vi)
Sony’s continued ability to identify the products, services and market trends with significant growth potential, to devote sufficient resources to research and development, to prioritize investments and capital expenditures correctly and to recoup its investments and capital expenditures, including those required for technology development and product capacity;

(vii)
Sony’s reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, marketing and distribution of its products, and its other business operations;

(viii)	the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending;
(ix)	Sony’s ability to meet operational and liquidity needs as a result of significant volatility and disruption in the global financial markets or a ratings downgrade;
(x)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xi)
foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets, liabilities and operating results are denominated;

(xii)	Sony’s ability to recruit, retain and maintain productive relations with highly skilled personnel;
(xiii)
Sony’s ability to prevent unauthorized use or theft of intellectual property rights, to obtain or renew licenses relating to intellectual property rights and to defend itself against claims that its products or services infringe the intellectual property rights owned by others;

(xiv)
the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;

(xv)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xvi)	risks related to catastrophic disasters or similar events;
(xvii)
the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information and the personally identifiable information of its employees and customers, potential business disruptions or financial losses; and

(xviii)	the outcome of pending and/or future legal and/or regulatory proceedings.

Risks and uncertainties also include the impact of any future events with material adverse impact. Important information regarding risks and uncertainties is also set forth in Sony’s most recent Form 20-F, which is on file with the U.S. Securities and Exchange Commission.